	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
(Check One): ☐ Form 10-K ☒ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR		OMB Number: 3235-0058 Expires: February 28, 2022 Estimated average burden hours per response . . . 2.50
SEC FILE NUMBER 0001668438
CUSIP NUMBER Q49376 108

For Period Ended: December 31, 2020
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ____________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Integrated Media Technology Limited
Full Name of Registrant

Former Name if Applicable

Level 7, 420 King William Street
Address of Principal Executive Office (Street and Number)

Adelaide SA 5000
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable to file its Form 20-F on a timely basis due to the additional work management has been required to undertake to assure that the Company remains compliant with Sarbanes-Oxley Act and Nasdaq corporate governance requirements. Compliance with these requirements has taken a substantial amount of management's time, and thus has delayed the preparation of the Form 20-F, which delay could not have been avoided without unreasonable effort or expense.

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Mr. Con Unerkov	(+61)	8 7324 6018
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof- ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For fiscal 2020, the Company's revenue was approximately A$1.7 million compared to approximately A$1.2 million for fiscal 2019. The slight increase in revenue was mainly attributable to the increase in sale of the nano-coat plated filter in 2020 as compared to the prior year. In addition, the Company recorded a loss of A$10.5 million compared to a loss of A$16.7 million for fiscal 2019. The decrease in the loss recorded was due to a general decrease of A$4.9 million in operating expenses mainly from the disposal of the R&D operation, and net revenue (gross profit and other income) of A$1.3 million mainly from an increase in a gain on fair value change in derivative financial instruments.

INTEGRATED MEDIA TECHNOLOGY LIMITED

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 30, 2021	By:	/s/ Con Unerkov
		Name:	Con Unerkov
		Title:	Chief Executive Officer